FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of: September 30,1999

                             NEWCOURT CREDIT GROUP INC.

                       Newcourt Centre, 207 Queens Quay West
                                     Suite 700
                                 Toronto, Ontario
                                  Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 12, 1999

NEWCOURT CREDIT GROUP INC.


/__________________________/
By: Scott J. Moore
Executive Vice President, Legal
and General Counsel and Secretary

CONSOLIDATED FINANCIAL STATEMENTS


NEWCOURT CREDIT GROUP INC.

(Unaudited)

For the nine months ended September 30, 1999


Newcourt Credit Group Inc.

                            CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

                       [in thousands of United States dollars]


                                          September 30,  December 31,
                                               1999        1998
                                                 $           $

ASSETS
Cash                                           47,614        998,807
Finance assets held for investment
  [Notes 3 and 5]                           9,717,536      8,611,705
Equipment under operating lease
  [Notes 4 and 5]                           2,225,688      2,173,514
Finance assets held for sale                1,976,528      1,542,769
Investment in affiliated companies            322,259        194,860
Accounts receivable, prepaids and other       398,623        310,948
Property and equipment, net [Note 6]          124,875         93,874
Goodwill [Note 7]                           1,253,978      1,280,036
Future income tax asset                       224,149        146,444
Total Assets                               16,291,250     15,352,957

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities      524,456        727,468
Debt [Note 8]                              12,631,581     11,607,184
Total Liabilities                          13,156,037     12,334,652
Shareholders' Equity
Share capital [Note 11]                     2,789,395      2,792,861
Retained earnings                             345,818        225,444
Total Shareholders' Equity                  3,135,213      3,018,305
Total Liabilities and Shareholders' Equity 16,291,250     15,352,957

See accompanying Notes


Newcourt Credit Group Inc.

               CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                                    (Unaudited)

       [in thousands of United States dollars, except for per share amounts]


                                                Nine Months Ended
                                           September 30, September 30,
                                               1999        1998
                                                 $           $
Asset finance income
 Net finance and rental income               341,620       383,502
 Securitization gains                        128,360       163,003
 Syndication fees                             91,050        27,771
 Management fees and other income
  [Notes 9 and 10]                           212,353       102,322
Total asset finance income                   773,383       676,598
Salaries and wages                           271,150       209,494
Operating and administrative                 222,147       209,271
Depreciation and goodwill amortization
  [Note 7]                                    55,498        59,893
Operating income before income taxes         224,588       197,940
Provision for income taxes                    86,134        75,101
Net income for the period                    138,454       122,839
Retained earnings, beginning of period       225,444        81,240
Premium on redemption of preferred securities      -       (28,570)
Dividends paid on common shares              (18,080)      (11,018)
Other                                              -          (227)
Retained earnings, end of period             345,818       164,264

Earnings per common share:
Basic                                          $0.93         $0.87
Fully diluted                                  $0.93         $0.87

See accompanying Notes

Newcourt Credit Group Inc.
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (Unaudited)

                         [in thousands of United States dollars]

                                               Nine Months Ended
                                          September 30, September 30,
                                               1999        1998
                                                 $           $
OPERATING ACTIVITIES
Net income for the period                    138,454      122,839
Adjustments for:
 Gain on sale of business units              (34,276)           -
 Future income taxes                         (73,967)      18,786
 Goodwill amortization, depreciation
 and other expense                            55,498       59,892
Cash flow from operations                     85,709      201,517
Net change in non-cash assets and
 Liabilities                                (218,397)     (14,434)
Cash provided by (used in) operating
 Activities                                 (132,688)     187,083
INVESTING ACTIVITIES
Finance assets, underwritten and
 Purchased                               (12,478,768)  (9,297,109)
Finance assets, sold                       7,248,948    4,617,551
Finance assets, repayments and others      3,198,341    2,841,794
Finance assets and assets held for sale   (2,031,479)  (1,837,764)
Business dispositions (acquisitions)         339,829   (1,059,892)
Investment in affiliated companies          (128,141)    (100,411)
Purchase of property and equipment           (53,059)     (20,097)
Cash used in investing activities         (1,872,850)  (3,018,164)
FINANCING ACTIVITIES
Issuance of debt                          43,434,244   46,310,099
Repayment of debt                        (42,365,462) (44,554,301)
Redemption of preferred securities                 -     (213,201)
Issue of common shares, net                    3,643    1,468,701
Future tax on share issue costs                    -       21,720
Dividends paid on common shares              (18,080)     (11,018)
Cash provided by financing activities      1,054,345    3,022,000
Increase (decrease) in cash during the
 Period                                     (951,193)     190,919
Cash, beginning of period                    998,807        4,776
Cash, end of period                           47,614      195,695

See accompanying Notes

1. NATURE OF THE COMPANY'S OPERATIONS

Newcourt Credit Group Inc. (the "Company") is an independent, non-bank financial services enterprise with operations primarily in the United States, Canada and Europe. The Company also has supporting operations in Latin America and Asia. The Company originates, invests in and sells asset-based financings including secured loans, leases and conditional sales contracts. For asset-based financings sold to institutional investors the Company generally continues to manage these financings on behalf of the investors for a fee. The Company's origination activities focus on the commercial and corporate finance segments of the asset-based financing market.

The Company originates leases and loans in the commercial finance market predominantly through vendor finance programs. These agreements are established with select equipment manufacturers, dealers and distributors to provide equipment sales and inventory financing. The Company also serves the corporate finance market through financing services it delivers to major corporations, public sector institutions and governments.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, consistently applied ("Canadian GAAP").

Effective January 1, 1999, the Company adopted the United States dollar as its reporting currency to reflect the increased significance of the U.S. currency in its operations following the acquisition of AT&T Capital Corporation in 1998. Through a translation of convenience, comparative amounts were restated from Canadian to U.S. dollars using an exchange rate of $0.6443, the rate prevailing at December 31, 1998.

The more significant accounting policies are summarized below:

Principles of consolidation

The consolidated financial statements of the Company include the accounts of all its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated.

The Company accounts for its investment in foreign and domestic affiliates in which it has significant influence using the equity method.

Finance assets held for investment

Net investment in finance assets is comprised of loans, capital lease receivables and retained interest in receivables securitized net of an allowance for credit losses. Income is recognized on finance assets held for investment on an actuarial basis which produces a constant rate of return on the investment in finance assets.

Recognition of finance income is generally suspended when, in management's view, a loss is likely to occur but in no event later than 90 days after an account has gone into arrears. Accrual is resumed when the receivable becomes contractually current and management believes there is no longer any significant probability of loss.

Allowance for credit losses

Repossessed assets are specifically reserved for at their estimated net realizable value based on estimated collateral values and recoveries under third party guarantees and vendor support agreements.

Management also routinely assesses the portfolio on an item-by-item basis and establishes specific allowances for those accounts considered doubtful. General allowances are established for probable losses on loans which cannot be determined on an item-by-item basis. This provision is established by applying historical loss trends to various segments of the portfolio according to external and internal credit ratings.

Securitization gains

The Company sells certain of its asset-based finance assets to securitization vehicles.

Securitization transactions are accounted for as sales of finance assets. These sales are non-recourse to the Company except to the extent of the Company's retained interest in these securitization vehicles. These transactions result in the removal of the assets from the Company's consolidated balance sheets, the recording of assets received and a gain on sale when the significant risks and rewards of ownership are transferred to the purchaser. The assets received are generally cash and a retained interest in the cash flows of the receivables sold. Such retained interest (or securitization investments) is recorded at estimated fair value and may include cash collateral accounts, excess spread assets, and securities backed by the transferred assets. Proceeds on sale are computed as the aggregate of the initial cash consideration and the present value of any additional sale proceeds, net of a provision for anticipated credit losses on the securitized assets and the amount of an arm's length servicing fee.

Income is earned on the securitization investments on an accrual basis. The carrying value of this asset is reduced, as required, based on changes in the Company's share of the estimated credit losses and the effects of changes in the payment rate on the securitized assets. The Company continues to manage the securitized assets and recognizes income equal to an arm's length servicing fee over the term of the securitized assets.

Syndication fees

Certain finance assets are underwritten and sold to institutional investors for cash. These transactions generate syndication fees for the Company. The Company generally continues to service these assets on behalf of the investors for a fee. Fees received for syndicating finance assets are included in income when the related transaction is substantially complete provided the yield on any portion of the assets retained by the Company is at least equal to the average yield earned by the other participants involved.

Equipment under operating lease

Equipment under operating lease is generally depreciated over the estimated useful life of the asset. Depreciation is generally calculated on a straight-line basis over the term of the lease to the estimated unguaranteed residual value at the end of the lease term. Rental revenue is recognized on a straight-line basis over the related lease term.

Estimated unguaranteed residual values

Estimated unguaranteed residual values are established upon acquisition and leasing of the equipment based upon the estimated value of the equipment at the end of the lease term. Values are determined on the basis of studies prepared by the Company, historical experience and industry data. Although it is reasonably possible that a change in the unguaranteed residual values could occur in the near term, the Company actively manages its residual values by communicating with lessees and vendors during the lease term to encourage lessees to extend their leases or upgrade and enhance their leased equipment. Residual values are continually reviewed and monitored by the Company. Declines in residual values for capital leases are recognized as an immediate charge to income. Declines in residual values for operating leases are recognized as adjustments to depreciation expense over the shorter of the useful life of the asset or the remaining term of the lease.

Deferred costs

Direct incremental costs of acquisition of finance assets and operating leases are deferred and amortized over the shorter of the term of the finance asset or operating lease and the expected period of future benefit. As finance assets are securitized, the unamortized portion of the acquisition costs related to the assets being securitized is expensed. Costs incurred during the pre-operating period of new business ventures are deferred and amortized over the expected period of future benefit.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on a straight-line basis at the following rates:

     Buildings                              20 years
     Furniture and fixtures                 10 years
     Computers and office equipment          5 years

Goodwill

Goodwill is recorded at cost less accumulated amortization. The Company's amortization periods for goodwill range from 20 to 35 years. The valuation and amortization of goodwill is evaluated on an ongoing basis and, if considered permanently impaired, goodwill is written down. The determination as to whether there has been an impairment in value is made by comparing the carrying value of the goodwill to the projected undiscounted net revenue stream to be generated by the related activity.

Foreign currency translation

The Company's foreign operations function financially and operationally independent of the parent and therefore are considered, for the purposes of foreign currency translation, to be self-sustaining operations. As a result, the assets and liabilities of the Canadian and non-United States foreign operations are translated into United States dollars at rates in effect at the consolidated balance sheet dates. Revenue and expenses are translated at the average exchange rates prevailing during the period. Unrealized foreign exchange currency translation gains and losses on these self-sustaining operations are included in share capital.

Income taxes

The Company accounts for income taxes using the liability method of income tax allocation.

Earnings per common share

Basic earnings per common share is computed based on the weighted average number of common shares outstanding during the year. Fully diluted earnings per common share has been computed based on the weighted average number of common shares outstanding after giving effect to the exercise of all outstanding dilutive options to acquire common shares and any other dilutive items.

Derivative financial instruments

The Company uses derivative financial instruments in conjunction with its interest rate and currency risk management strategies. Derivative financial instruments are used to hedge exposure to interest rate and foreign exchange rate risk arising during the normal course of business. Contract and notional amounts associated with derivative financial instruments are not recorded as assets or liabilities on the consolidated balance sheets. The most frequently used derivative financial instruments are various types of interest rate swaps and foreign exchange contracts. Currency swaps and bond forwards are also used.

Swaps and forward contracts are accounted for on the accrual basis when cash flows of the derivatives are matched to a specific on-balance sheet position. Net accrued interest receivable/payable and deferred losses/gains are recorded in accounts receivable, prepaids and others or accounts payable and accrued liabilities, as appropriate. Realized losses/gains on terminated contracts are deferred and amortized over the remaining life of any applicable corresponding position.

Foreign exchange contracts are used to hedge the Company's net investment in certain of its self sustaining operations. Gains and losses on these foreign exchange contracts are credited or charged to the cumulative translation adjustment account.

When a derivative financial instrument is no longer designated as a hedge, any gain or loss on the contract is recognized in income immediately.

Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.
Significant areas in which estimates are used include residual values, income taxes, retained interests in securitized assets and related reserves, allowance for credit losses, valuation of finance assets held for sale, restructuring reserves and contingencies.


3. FINANCE ASSETS HELD FOR INVESTMENT

Finance assets held for investment consist of:

                                          September 30,  December 31,
                                               1999         1998
                                                 $            $
Leases                                       4,180,109   3,963,620
Estimated unguaranteed residual values       1,020,009     883,194
Unearned Income                               (942,150)   (954,496)
Net leases                                   4,257,968   3,892,318
Loans                                        4,874,540   4,304,369
Allowance for credit losses                   (203,035)   (183,693)
Securitization investments                     788,063     598,711
Finance assets held for investment           9,717,536   8,611,705

Substantially all of the finance assets held for investment bear interest at varying levels of fixed rates of interest.

The loans included in finance assets held for investment are collateralized.


4. EQUIPMENT UNDER OPERATING LEASE

Equipment under operating lease consists of:
                                          September 30,  December 31,
                                               1999         1998
                                                 $            $
Original equipment cost:
Information technology                       1,477,499   1,452,677
Telecommunications                             667,757     531,572
Transportation                                 371,285     581,655
Manufacturing                                  430,315     348,801
Healthcare                                      41,591      30,450
General equipment and other                    507,953     289,596
                                             3,496,400   3,234,751
Less: accumulated depreciation              (1,314,670) (1,117,993)
Rental receivables, net                         43,958      56,756
Equipment under operating lease              2,225,688   2,173,514



5. ALLOWANCE FOR CREDIT LOSSES
An analysis of the Company's allowance for credit losses is as follows:

                                                   September 30,  December 31,
                                                       1999         1998
                                                         $            $
Finance assets held for investment and
equipment under operating lease                     11,943,224     10,785,219

Allowance for credit losses, beginning of period       183,693         24,846
Provision for credit losses during the period           93,886         96,141
Provision for credit losses from acquisition,
  net of sales                                               -        132,022
Write-offs, net of recoveries                          (74,544)       (69,316)
Allowance for credit losses, end of period             203,035        183,693

Allowance as a percentage of investment assets             1.7%           1.7%

Investment assets in arrears (90 days and over)        201,320        143,620

Arrears as a percentage of investment assets               1.7%           1.3%

Assets in repossession, at estimated net realizable
  Value                                                161,105         84,540

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                     September 30, 1999         December 31, 1998
                               Accumulated              Accumulated
                         Cost  depreciation      Cost   depreciation
                          $          $             $         $

Land and buildings     37,306    16,889        28,842    16,309
Furniture and fixtures 62,723    27,605        55,070    26,702
Computers and office
 Equipment            121,040    54,800       103,231    53,420
Other                   4,017       917         3,910       748
                      225,086   100,211       191,053    97,179
Net book value        124,875                  93,874



7. GOODWILL
Goodwill amortization during the period was $34,771 (1998 - $47,475)

8. DEBT
Debt consists of the following:
                                         September 30,   December 31,
                                               1999          1998
                                                 $             $
Fixed Rate Debt
U.S. senior notes, bearing interest at rates
varying from 6.84% to 8.26%, maturing in the
years 2000 to 2005                             1,499,297      503,504
Medium term notes, bearing interest at rates
varying from 5.10% to 9.34%, maturing in the
years 1999 to 2007                               540,683      581,004
U.S. medium term notes, bearing interest
at rates varying from 5.61% to 8.25%, maturing
in the years 1999 to 2028                      6,529,552    6,126,500
7.625% debenture, maturing in June, 2001          85,082       80,446
6.45% debenture, maturing in June, 2002          102,089       96,535
Collateralized borrowings related to securitized
 assets, 5.50%, maturing in 2003                  97,484      122,873
Collateralized borrowings related to securitized
 assets, 6.99%, maturing in 2005                  64,170            -
Capital lease obligations, discounted at rates
varying from 5.70% to 13.50%, maturing in the
years 1999 to 2004                               212,688      258,602
Other fixed rate debt                            311,889      338,321
Floating Rate Debt
Floating rate U.S. medium term notes, interest
rate ranges from 5.17% to 6.75%, maturing
in the years 1999 to 2002                        990,250    1,350,322
Collateralized borrowings relating to
securitized assets, based upon one month LIBOR
plus 0.125%, maturing in 2001                     38,292       65,674
Floating rate medium term notes, interest
periodically reprices based upon CDOR index,
maturing in the year 2000                         68,120       64,430
Commercial paper and other short-term
 Borrowings                                    2,091,985    2,018,973
Total debt                                    12,631,581   11,607,184

Interest expense on the debt outstanding during the period was $616,506 [1998 - $457,281].


The Company renegotiated its various bank facilities in April 1998 to support the existing commercial paper programs and for general corporate purposes. The U.S. bank facility was increased to $2.3 billion with $1.535 billion having a term of 364 days and $765 million having a term of five years. In addition, the Canadian bank facility was increased to Cdn. $1.2 billion with a term of 364 days. The amount of unused Canadian and U.S. bank facilities are Cdn. $1.0 billion [1998 - Cdn. $0.3 billion] and $2.3 billion [1998 - $2.3 billion], respectively.

In April 1999, the Company renewed its various bank facilities to support the existing commercial paper programs and for general corporate purposes. The terms and conditions remained unchanged with the exception of the Canadian facility, which was renewed at Cdn. $1.0 billion with a term of 364 days.

The weighted average interest on commercial paper outstanding as at September 30, 1999 is 4.92% [1998 - 5.44%] for the Canadian commercial paper program, 5.92% [1998 - 5.90%] for the U.S. commercial paper program and 5.21% [1998 - nil] for the Australian program.

In connection with the purchase of AT&T Capital, the Company unconditionally guarantees the debt and liquidity facilities of AT&T Capital as to payment of principal and interest, when and as this debt shall become due and payable, whether at maturity or otherwise. Also, AT&T Capital entered into an agreement whereby it guarantees certain indebtedness and liquidity facilities of the Company.


9. OTHER INCOME

During the first quarter, the Company recorded a pre-tax gain of $56,582 (after-tax gain of $31,120) resulting from the extinguishment of certain derivative financial instruments. During 1998, the Company had derivative financial instruments in place to hedge the Company's net investment in certain of its foreign self-sustaining operations to Canadian dollars (the "1998 Derivatives"), its reporting currency in
1998.   Effective January 1, 1999, the Company adopted the United
States dollar as its reporting currency. Accordingly, on that date, the Company determined that all non-U.S. dollar functional self-sustaining operations would be hedged to the U.S. currency and that the 1998 Derivatives would be terminated. The 1998 Derivatives were unwound over several weeks in early 1999 to minimize the Company's liability or maximize its receivables from counterparties without exposing the Company to undue risk. Since the 1998 Derivatives were no longer designated as hedges during 1999, any gains or losses must be immediately recognized in earnings.

10. SALE OF AUTOMOTIVE LEASING UNITS

During the second quarter the Company disposed of two automotive leasing units, based in Canada and the United Kingdom. Under the terms of the sales, the total consideration was $339,829 cash. Total assets sold were $337,493 and total liabilities sold were $31,940 resulting in a gain of $34,276 ($15,451 after tax).

11. SHARE CAPITAL

Authorized -

The Company's authorized share capital consists of the following:

[i]    Unlimited common shares with voting rights;
[ii]   Unlimited special shares without voting rights convertible into common shares on a share-for-share basis; and [iii] Unlimited Class A preference shares issuable in series.


Outstanding -

The following is a summary of the changes in share capital during the period:

                               September 30,          December 31,
                                     1999                 1998
                                  #        $            #        $

Subscription rights
Outstanding, beginning of period -         -     38,500,000   1,132,997
Exchange for common shares       -         -    (38,500,000) (1,132,997)
Outstanding, end of period       -         -              -           -
Common shares
Outstanding, beginning
of Period              148,312,634  2,751,233    83,070,958     758,282
Shares issued for
subscription rights              -          -    38,500,000   1,111,974
Shares issued for warrants       -          -     8,668,446     368,929
Issued on acquisition            -          -    17,633,857     508,995
Stock options exercised    112,762      1,078       417,492       2,152
Others                      82,933      2,565        21,881         901
Outstanding, end of
 Period                148,508,329  2,754,876   148,312,634   2,751,233
Total                  148,508,329  2,754,876   148,312,634   2,751,233
Unrealized foreign
currency translation
adjustment                       -     34,519             -      41,628
Total share capital    148,508,329  2,789,395   148,312,634   2,792,861



Public Offerings

On January 12, 1998, the subscription rights were exchanged for 38,500,000 common shares at Cdn. $46.00 per share.

On June 4, 1998, all of the special warrants outstanding were exercised without additional payment.

Treasury Issue

On January 12, 1998, the Company completed a private placement of 17,633,857 common shares at $31.19 per share for proceeds of $550,000.

On May 20, 1998, the Company completed a private placement of 8,668,446 special warrants at $46.14 per warrant. Each special warrant entitled the holder thereof to acquire one common share of the Company.

12. FINANCE ASSETS UNDER MANAGEMENT

Included in finance assets under management are finance assets which have been securitized or syndicated by the Company and are not reflected on the consolidated balance sheets.

Securitized finance assets are described in Note 2. Syndicated finance assets are assets which have been sold to investors without recourse or credit enhancement.

Finance assets under management are as follows:

                                         September 30,  December 31,
                                              1999         1998
                                                $            $

Securitized finance assets                  8,559,918     9,000,658
Syndicated finance assets                   1,744,540     1,396,230
Syndicated finance assets of affiliated
Companies                                     411,720       416,265
Total                                      10,716,178    10,813,153



13. SUMMARIZED FINANCIAL INFORMATION OF AT&T CAPITAL CORPORATION

The table below shows summarized consolidated financial information for AT&T
Capital, an indirect wholly-owned subsidiary of the Company. The Company has guaranteed ("Guarantee") on a full and unconditional basis the existing registered debt securities and certain other indebtedness of AT&T Capital. The
Company has not disclosed financial statements or other information regarding
AT&T Capital on a stand-alone basis since management does not believe that it is material to debt holders due to the Guarantee.

The following summarized consolidated financial information for AT&T Capital has been prepared in accordance with accounting principles generally accepted in Canada.

                                            Nine months ended
                                 September 30, 1999       September 30, 1998
                                            $                     $
Total asset finance income            330,464               413,097
Operating expenses                    259,574               335,548
Operating income before taxes	          70,890                77,549
Net income for the period              43,952                42,858

                                September 30, 1999        December 31, 1998
                                            $                     $
ASSETS
Cash                                  127,847             1,011,409
Finance assets held for investment  3,961,790             4,759,564
Equipment under operating lease     1,650,313             1,565,379
Finance assets held for sale          214,313               177,049
Receivables from affiliates and
 other assets                       4,943,894             3,276,167
Total Assets                       10,898,157            10,789,568
LIABILITIES AND SHAREHOLDER'S
 EQUITY
Liabilities
Debt                                9,809,564             9,280,639
Accrued liabilities                   128,134               582,122
Total Liabilities                   9,937,698             9,862,761
Total Shareholder's Equity            960,459               926,807
Total Liabilities and Shareholder's
  Equity                           10,898,157            10,789,568


Included in the first nine months of 1999 total asset finance income is $126.7 million (1998 - $33.2 million) of interest income related to intercompany receivables due from certain subsidiaries of the Company.

Total asset finance income decreased in the first nine months of 1999 compared to the same period in 1998 due mainly to the sale of various portions of the international businesses of AT&T Capital to the Company at their approximate book value. The assets relating to these businesses approximated $1,178.4 million. Increased securitization volume in the second half of 1998 also contributed to the decrease in finance revenue.

Included in receivables from affiliates and other assets is $4.5 billion as at September 30, 1999 (1998 - $2.9 billion) of intercompany receivables due from certain subsidiaries of the Company.

The purchase price the Company paid for AT&T Capital has not been "pushed down" to AT&T Capital's stand-alone financial statements;
however, these statements reflect the adoption of the accounting policies and procedures of the Company.


14. MERGER WITH THE CIT GROUP INC.

On March 8, 1999, the Company announced that it would be acquired by The CIT Group Inc. ("CIT") through an exchange of common stock. Under the terms of the transaction each outstanding share of the Company's common stock will be exchanged for 0.92 shares of CIT. Under an amended and restated agreement and plan of reorganization dated August 5, 1999, the Company and CIT reached agreement that the Company's common stock would be exchanged for 0.70 shares of CIT as well as the elimination of certain closing conditions. The transaction is expected to close during the fourth quarter of 1999, and is conditional upon regulatory and shareholder approval. CIT is headquartered in Livingston, New Jersey, USA. CIT is a leading diversified finance organization offering secured commercial and consumer financing primarily in the United States.

15. YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

16. FOREIGN EXCHANGE RATES

The following Canadian to U.S. dollars exchange rates were used during the period:


      December 31, 1998                             0.6443
      September 30, 1999                            0.6812
      Average for the first nine months of 1999     0.6712


17. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 1999 consolidated financial statements.